Obtaining Control of Credit Suisse Managed Futures Strategy Fund C

As of April 30, 2014, Pershing owned 97,655 shares of the Fund, which represented 89.15% of the Fund. As of April 30, 2015 Pershing owned 150,394 shares of the Fund which represented 63.49% of the Fund.
Accordingly, Pershing continues to be a controlling person of the Fund.



Obtaining Control of Credit Suisse Managed Futures Strategy Fund I

As of April 30, 2014, Merchant Holding ("Shareholder") owned 4,788,961 shares of the Fund, which represented 79.47% of the outstanding shares. As of April 30, 2015 shareholder owned 4,685,979 shares of the Fund which represented 76.36% of the Fund. Accordingly, Shareholder continues to be a controlling person of the Fund